Artelo Biosciences, Inc.

505 Lomas Santa Fe, Suite 160

Solana Beach, CA 92075

March 27, 2026

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Doris Stacey Gama

Re:	Artelo Biosciences, Inc.
Request for Withdrawal
Registration Statement on Form S-1 (File No. 333-294506)

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Artelo Biosciences, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-294506), initially filed with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2026, which became effective on March 25, 2026, together with all exhibits thereto (the “Registration Statement”), with such application for withdrawal to be approved effective as of the date first set forth above or at the earliest practical date thereafter.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated offering of the securities covered by the Registration Statement at this time. The Company confirms that no securities of the Company were issued or sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the SEC in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send a copy of the written order granting withdrawal of the Registration Statement to Louis A. Bevilacqua of Bevilacqua PLLC via email at lou@bevilacquapllc.com.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100 or lou@bevilacquapllc.com.

Respectfully,

Artelo Biosciences, Inc.

By:	/s/ Gregory D. Gorgas
Gregory D. Gorgas
Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq., Bevilacqua PLLC